MADISON ACQUISITION VENTURES, INC.
488 MADISON AVENUE
NEW YORK, NEW YORK 10022

December 4, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Comment Letter dated October 16, 2012
Madison Acquisition Ventures, Inc.
Amendment No. 2 to Form 10
Filed October 9, 2012
File No.  000-54703

Dear Sir:

Please be advised that pursuant to the request of our counsel, Mintz & Fraade, P.C., on November 29, 2012 during a telephone call with Ron Alpert of the Division of Corporate Finance, our counsel advised that Madison Acquisition Ventures, Inc. (the “Company”) requires additional time to respond to your letter dated October 16, 2012 (the “Letter”) with respect to the Company’s Form 10-12G and intends to respond on or prior to December 7, 2012.

As discussed during the November 29, 2012 telephone call, the Company needs to complete filings of its quarterly reports of Form 10-Q for the periods ending June 30, 2012 and September 30,  2012 prior to completing revisions to the Form 10-12G.  We are still working with our accountants to review the financial statements.  Because of this and due to problems encountered during the recent storm Sandy which affected New York City among other places, we have been delayed in revising the Form 10-12G and responding to the Letter.

Accordingly, we believe that this extension until December 7, 2012, will allow us the opportunity to complete our outstanding quarterly reports and revise our Form 10-12G which we intend to file with the Commission.

Please contact the undersigned if you have any questions.

Very truly yours,

Madison Acquisition Ventures, Inc.

By: /s/Alan P. Fraade
Alan P. Fraade
Principal Financial Officer